Exhibit 99.1

Ellomay Capital Reports Results for the Three and Six Months Ended June 30, 2016

Tel-Aviv, Israel, September 18, 2016 – Ellomay Capital Ltd. (NYSE MKT; TASE: ELLO) (“Ellomay” or the “Company”) an emerging operator in the renewable energy and energy infrastructure sector, today reported its unaudited financial results for the three and six month periods ended June 30, 2016.

Financial Highlights

•	Revenues were approximately $6.5 million (approximately €5.8 million) for the six months ended June 30, 2016, compared to approximately $7.2 million (approximately €6.5 million) for the six months ended June 30, 2015. The decrease in revenues is mainly a result of relatively lower radiation levels during the six months ended June 30, 2016 compared to the six month period ended June 30, 2015, as 2015 was characterized by high levels of radiation.

•	Operating expenses were approximately $1.2 million (approximately €1 million) for the six months ended June 30, 2016, compared to approximately $1.5 million (approximately €1.3 million) for the six months ended June 30, 2015. The decrease in operating expenses is mainly attributable to lower expenses under O&M agreements and reduction of the municipal tax paid by the Company’s Italian subsidiaries. Depreciation expenses were approximately $2.5 million (approximately €2.2 million) for each of the six months ended June 30, 2016 and June 30, 2015.

•	General and administrative expenses were approximately $1.8 million for the six months ended June 30, 2016, compared to approximately $1.7 million for the six months ended June 30, 2015. During the six months ended June 30, 2016 the Company invested approximately $0.6 million in the Pumped Storage project in the Manara Cliff in Israel (the “Manara PSP”), an amount that was recorded in the general and administrative expenses. The increase in general and administrative expenses in connection with the Manara PSP was partially offset by a decrease in other consulting expenses and reduced labor costs following the termination of employment of one of the Company’s senior employees.

•	Company’s share of profits of investee accounted for at equity, after elimination of intercompany transactions, was approximately $0.3 million for the six months ended June 30, 2016, compared to approximately $0.2 million in the six months ended June 30, 2015.

•	Financing expenses, net was approximately $2.8 million for the six months ended June 30, 2016, compared to financing income, net of approximately $1.3 million for the six months ended June 30, 2015. The change in financing expenses was mainly due to the reevaluation of the Company’s EUR/USD forward transactions and interest rate swap transactions in the aggregate amount of approximately $5.3 million income during the six months ended June 30, 2015 compared to an approximately $1 million loss during the six months ended June 30, 2016, partially offset by income resulting from exchange rate differences in the amount of approximately $2.3 million.

•	Taxes on income were approximately $0.3 million for the six months ended June 30, 2016, compared to approximately $0.6 million for the six months ended June 30, 2015. This decrease in taxes on income compared to the corresponding period in 2015 resulted mainly from utilization of loss carried forwards due to tax benefits initially recognized as at the end of 2015.

•	Net loss was approximately $1.7 million for the six months ended June 30, 2016, compared to net income of approximately $2.6 million for the six months ended June 30, 2015.

•	Total other comprehensive income was approximately $1.7 million for the six months ended June 30, 2016, compared to other comprehensive losses of approximately $4.8 million for the six months ended June 30, 2015. The change was mainly due to presentation currency translation adjustments as a result of fluctuations in the Euro/USD exchange rates.

•	Total comprehensive income was approximately $0.1 million for the six months ended June 30, 2016, compared to a loss of approximately $2.2 million for the six months ended June 30, 2015.

•	EBITDA was approximately $3.9 million for the six months ended June 30, 2016 compared to approximately $4.3 million for the six months ended June 30, 2015, respectively. The decrease in EBITDA is mainly due to the decrease in revenues resulting from relatively lower radiation levels, partially offset by decreased operational costs due to operational streamlining.

•	Net cash provided by operating activities was approximately $0.6 million for the six months ended June 30, 2016 compared to approximately $1.7 million for the six months ended June 30, 2015, respectively. The decrease in net cash provided by operating activities is mainly attributable to proceeds from settlement of derivatives in the amount of approximately $0.5 million and a VAT refund received by one of the Company’s Spanish subsidiaries during the six month period ended June 30, 2015 amounting to approximately $0.6 million, and increased expenditure in connection with the Company’s pumped storage plant in the Manara Cliff during the six month period ended June 30, 2016.

•	In August 2016, Ellomay Pumped Storage (2014) Ltd., a 75% owned subsidiary of the Company, received a conditional license for the Manara PSP from the Israeli Minister of National Infrastructures, Energy and Water Resources (the “Conditional License”). The Conditional License regulates the construction of a pumped storage plant in the Manara Cliff with a capacity of 340 MW. The Conditional License includes several conditions precedent to the entitlement of the holder of the Conditional License to receive an electricity production license.

•
In August 2016, the Company entered into a strategic agreement (the “Agreement”) with Ludan Energy Overseas B.V. (“Ludan”), a wholly-owned subsidiary of Ludan Engineering Co. Ltd. (TASE: LUDN), in connection with Waste-to-Energy (specifically Gasification and Bio-Gas (anaerobic digestion) projects in the Netherlands. Pursuant to the Agreement, subject to the fulfillment of certain conditions (including the financial closing of each project and receipt of a valid Sustainable Energy Production Incentive subsidy from the Dutch authorities and applicable licenses), the Company will acquire at least 51% of each project company and Ludan will own the remaining 49%. The expected overall cost of the projects is approximately EUR 200 million (including project financing). The Agreement may be terminated, inter alia, in the event the parties will not reach an understanding as to the contents of the EPC and O&M contracts within sixty days following the financial closing of the first project.

As of September 1, 2016, the Company held approximately $24.8 million in cash and cash equivalents, approximately $5.6 in marketable securities and approximately $6 million in short-term and long-term restricted cash.

Ran Fridrich, CEO and a board member of Ellomay commented: “Ellomay continues to maintain a stable operating profit and keeps improving its operational parameters. We recently executed the agreement with Ludan, which is expected to provide us with an entry point into the Netherlands Waste-to-Energy market and received a conditional license for the Manara Cliff pumped-storage project, both positive events that are expected to expand our operations in the renewable and clean energy market.”

Information for the Company’s Series A Debenture Holders

As of June 30, 2016, the Company’s Net Financial Debt (as such term is defined in the Series A Debentures Deed of Trust) was approximately $18.2 million (consisting of approximately $19.3 million of short-term and long-term debt from banks and other interest bearing financial obligations and approximately $40.6 million in connection with the Series A Debentures issuances (in January and June 2014), net of approximately $22.2 million of cash and cash equivalents and marketable securities and net of approximately $19.5 million of project finance and related hedging transactions of the Company’s subsidiaries).

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. See the reconciliation of Net Income (Loss) to EBITDA below.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy and approximately 7.9MW of photovoltaic power plants in Spain;
•	9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption; and
•	75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 340 MW pumped storage hydro power plant in the Manara Cliff, Israel.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including changes in regulation, seasonality of the PV business and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

	June 30,	December 31,
	2016	2015
	Unaudited	Audited
	US$ in thousands
Assets
Current assets
Cash and cash equivalents	16,715	18,717
Marketable securities	5,515	6,499
Restricted cash	80	79
Trade receivables	314	69
Other receivables and prepaid expenses	14,471	8,149
	37,095	33,513
Non-current assets
Investment in equity accounted investee	30,241	33,970
Financial assets	4,813	4,865
Fixed assets	78,321	78,975
Restricted cash and deposits	5,380	5,317
Deferred tax	2,852	2,840
Other assets	985	847
	122,592	126,814
Total assets	159,687	160,327

Liabilities and Equity
Current liabilities
Loans and borrowings	1,208	1,133
Debentures	4,973	4,878
Trade payables	1,013	869
Other payables	3,348	3,223
	10,542	10,103
Non-current liabilities
Finance lease obligations	4,658	4,724
Long-term loans	12,946	13,043
Debentures	35,629	35,074
Deferred tax	903	823
Other long-term liabilities	3,275	2,495
	57,411	56,159
Total liabilities	67,953	66,262

Equity
Share capital	26,597	26,597
Share premium	77,724	77,723
Treasury shares	(1,980)	(1,972)
Reserves	(13,464)	(15,215)
Retained earnings	3,320	7,200
Total equity attributed to shareholders of the Company	92,197	94,333
Non-Controlling Interest	(463)	(268)

Total equity	91,734	94,065
Total liabilities and equity	159,687	160,327

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

	For the Three	For the Six	For the Six
	Months ended	Months ended	Months ended
	June 30, 2016	June 30, 2016	June 30, 2015
	Unaudited
	US$ thousands (except per share amounts)
Revenues	3,967	6,513	7,228
Operating expenses	(551)	(1,159)	(1,472)
Depreciation expenses	(1,297)	(2,518)	(2,456)
Gross profit	2,119	2,836	3,300

General and administrative expenses	(756)	(1,840)	(1,706)
Share of profits (losses) of equity accounted investee	(533)	312	217
Other income, net	41	85	57
Operating Profit	871	1,393	1,868

Financing income	110	164	122
Financing income (expenses) in connection with derivatives reevaluation, net	719	(1,024)	5,306
Financing expenses	(902)	(1,895)	(4,101)
Financing income (expenses), net	73	(2,755)	1,327

Profit (loss) before taxes on income	798	(1,362)	3,195

Taxes on income	(362)	(309)	(598)

Net income (loss) for the period	436	(1,671)	2,597
Income (loss) attributable to:
Shareholders of the Company	512	(1,476)	2,716
Non-controlling interests	(76)	(195)	(119)

Net income (loss) for the period	436	(1,671)	2,597
Other comprehensive income (loss)
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments	404	(267)	699
Items that would not be reclassified to profit or loss:
Presentation currency translation adjustments	(1,953)	2,018	(5,459)

Total other comprehensive income (loss)	(1,549)	1,751	(4,760)

Total comprehensive income (loss)	(1,113)	80	(2,163)

Basic net earnings (loss) per share	0.05	(0.14)	0.26
Diluted net earnings (loss) per share	0.05	(0.14)	0.25

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company
					Translation
			Retained		reserve	Presentation
			earnings		From	currency		Non-
	Share	Share	(Accumulated	Treasury	foreign	translation		controlling	Total
	capital	premium	Deficit)	shares	operations	reserve	Total	interests	Equity
	US$ in thousands
	Unaudited
For the six months ended
June 30, 2016

Balance as at
January 1, 2016	26,597	77,723	7,200	(1,972)	814	(16,029)	94,333	(268)	94,065
Loss for the period	-	-	(1,476)	-	-	-	(1,476)	(195)	(1,671)
Other comprehensive income	-	-	-	-	(267)	2,018	1,751	-	1,751
Total comprehensive loss	-	-	(1,476)	-	(267)	2,018	275	(195)	80
Dividend distribution	-	-	(2,404)	-	-	-	(2,404)	-	(2,404)
Share-based payments	-	1	-	-	-	-	1	-	1
Own shares acquired	-	-	-	(8)	-	-	(8)	-	(8)
Balance as at
June 30, 2016	26,597	77,724	3,320	(1,980)	547	(14,011)	92,197	(463)	91,734

	Attributable to owners of the Company
					Translation
					reserve	Presentation
					from	currency		Non-
	Share	Share	Retained	Treasury	foreign	translation		controlling	Total
	capital	premium	earnings	shares	operations	reserve	Total	interests	Equity
	US$ in thousands
	Unaudited
For the three months ended
June 30, 2016

Balance as at
March 31, 2016	26,597	77,723	2,809	(1,980)	143	(12,058)	93,234	(387)	92,847
Income for the period	-	-	512	-	-	-	512	(76)	436
Other comprehensive loss	-	-	-	-	404	(1,953)	(1,549)	-	(1,549)
Total comprehensive loss	-	-	512	-	404	(1,953)	(1,037)	(76)	(1,113)
Dividend distribution	-	-	(1)	-	-	-	(1)	-	(1)
Share-based payments	-	1	-	-	-	-	1	-	1
Own shares acquired	-	-	-	-	-	-	-	-	-
Balance as at
June 30, 2016	26,597	77,724	3,320	(1,980)	547	(14,011)	92,197	(463)	91,734

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company
					Translation
			Retained		reserve	Presentation
			earnings		from	currency		Non-
	Share	Share	(Accumulated	Treasury	foreign	translation		controlling	Total
	capital	premium	Deficit)	shares	operations	reserve	Total	interests	Equity
	US$ in thousands
	Unaudited
For the six months ended
June 30, 2015

Balance as at
January 1, 2015	26,180	76,932	(353)	(522)	955	(9,082)	94,110	16	94,126
Income for the period	-	-	2,716	-	-	-	2,716	(119)	2,597
Other comprehensive loss	-	-	-	-	699	(5,459)	(4,760)	-	(4,760)
Total comprehensive loss	-	-	2,716	-	699	(5,459)	(2,044)	(119)	(2,163)
Cost of share-based payments	-	24	-	-	-	-	24	-	24
Warrants and options exercise	60	(16)	-	-	-	-	44	-	44
Balance as at
June 30, 2015	26,240	76,940	2,363	(522)	1,654	(14,541)	92,134	(103)	92,031

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

	For the three Months ended June 30, 2016	For the Six Months ended June 30, 2016	For the Six Months ended June 30, 2015
	US$ in thousands
	Unaudited
Cash flows from operating activities
Income (loss) for the period	436	(1,671)	2,597
Adjustments for:
Financing (income) expenses, net	73	2,755	(1,327)
Depreciation	1,297	2,518	2,456
Share-based payment	1	1	24
Share of losses (profits) of equity accounted investees for	533	(312)	(217)
Change in trade receivables	(295)	(244)	95
Change in other receivables and prepaid expenses	(844)	(844)	(2,196)
Change in other assets	436	(113)	(4,370)
Change in trade payables	(141)	124	(49)
Change in accrued expenses and other payables	(52)	(515)	5,536
Income tax expense (tax benefit)	362	309	598
Income taxes paid	-	-	(95)
Interest received	107	144	93
Interest paid	(1,388)	(1,595)	(1,449)
Net cash provided by operating activities	525	557	1,696

Cash flows from investing activities
Advances on account of Manara Pumped Storage Project	(146)	(146)	-
Investment in equity accounted investee	(767)	(803)	(7,456)
investment in restricted cash	-	-	(550)
Proceeds from (investment in) Marketable Securities	1,008	1,008	(1,350)
Proceeds from deposits	-	-	3,980
Net cash provided by (used in) investing activities	95	59	(5,376)

Cash flows from financing activities
Dividend distribution	(2,404)	(2,404)	-
Repayment of long-term loans and finance lease obligations	(557)	(645)	(424)
Long term loans received	90	90	910
Proceeds from options and warrants exercised	-	-	44
Repurchase of own shares	-	(8)	-
Net cash provided by (used in) financing activities	(2,871)	(2,967)	530

Exchange differences on balance of cash and cash equivalents	(460)	349	(917)
Increase (decrease) in cash and cash equivalents	(2,711)	(2,002)	(4,067)
Cash and cash equivalents at the beginning of the period	19,426	18,717	15,758
Cash and cash equivalents at the end of the period	16,715	16,715	11,691

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Net Income (Loss) to EBITDA

	For the Three Months ended June 30,	For the Six Months ended June 30,	For the Six Months ended June 30,
	2016	2016	2015
	US$ in thousands
	Unaudited
Net income (loss) for the period	436	(1,671)	2,597
Financing expenses (income), net	73	2,755	(1,327)
Taxes on income	362	309	598
Depreciation	1,297	2,518	2,456
EBITDA	2,168	3,911	4,324